

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 19, 2009

Lawrence Rothberg
President and Director
Remark Enterprises, Inc.
1 Linden Place, Suite 207
Great Neck, NY 11021

> **Re: Remark Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 3, 2009**
> **File No. 000-53514**

Dear Mr. Rothberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1.   Please clarify the basis for your belief disclosed in response to prior comment 3 that "private companies seeking to access the public equity markets are increasingly resisting non-reporting shell entities in favor of reporting shell entities." From your revised disclosure, it should be clear:

- why you believe there is such an "increase." Why did private companies previously not "resist" non-reporting shells?; and

- why you believe that private companies require a shell entity to access public equity. Given regulations like Rule 144(i), Form 8-K Item 5.06, and Instruction VII.D.1 to Form S-1, it is unclear why you believe that non-reporting companies would not increasingly prefer to access the public equity markets directly rather than through a shell.

2. Regarding your response numbered 4:

- your disclosure added on page 3 indicates that, rather than actively seeking target companies, you will wait for such companies to contact you. If true, please state so directly. Also reconcile that disclosure with the disclosure throughout your filing that suggests you will seek and attempt to locate target companies. For example, we note the third and fifth full risk factors on page 5;

- please tell us, with a view toward disclosure, the identities of the "several services" mentioned in your response and any relationships those services have with you and your related companies, your management and majority shareholder; and

- please expand to clarify whether the "potential business opportunity" mentioned in your response includes business combination opportunities and whether you will market the company to your management's or majority shareholder's investments or clients. Also expand to clarify whether you are prohibited from entering into a business combination with entities in which your management and principal shareholder have invested or are affiliated.

3. Comment 5 in our January 28, 2009 comment letter was not limited to "blank check" companies as suggested by your response. Therefore, we reissue the comment.

4. Please clearly explain the nature of the "discussions regarding" and "possible relationships with registered broker-dealers" added on page 2 as mentioned in your response numbered 6.

5. Regarding your response numbered 9 and your response to prior comment 2:

- Please provide us a copy of the "non-binding letter of intent," and file the engagement letter with New Castle Financial Services as an exhibit;

- Tell us about all relationships between the you, your affiliates and the target company and New Castle Financial; and

- Expand your response numbered 9 to provide an analysis of the relevant legal authority on which you rely for your conclusion that you need not file the letter of intent nor reflect its existence and terms in your document, particularly given your current disclosure about the nature of your business and the status of your target search; see Rule 12b-20.

Item 1.A. Risk Factors, page 4

6.   It is unclear how your response to comment 8 in our letter dated January 28, 2009 addresses how you will determine which company will absorb the expenses of the target search before an opportunity is identified. Therefore, we reissue the comment.

7.   Please disclose how it was determined to allocate to you the business combination opportunity that is mentioned in your response numbered 9 and in your response to prior comment 2.

Item 2. Financial Information, page 8

Management's Discussion and Analysis . . ., page 8

8.   Please tell us why you do not include in this section a discussion of the terms of the New Castle Financial agreement. It is unclear why those terms would not represent a material change from your currently disclosed results.

9.   Regarding your disclosure in response to comment 11 of our January 28, 2009 letter, please tell us why you believe that it is appropriate to state that your affiliates "will" advance you required funds if you do not have any binding agreements requiring the advances.

10.   Your disclosure added here and on page 2 in your response numbered 12 states that your fiscal ends on December 31. Please reconcile that disclosure with the disclosure in your financial statements that your fiscal year ends on October 31.

Security Ownership, page 9

11.   Please ask your affiliates to tell us when they will comply with their filing obligations under Section 16 of the Exchange Act.

Item 5. Directors and Executive Officers, page 9

12.   We note your response numbered 13. Please reconcile your disclosures in the first paragraph on page 10 and in the last column of the table on page 10 regarding the date on which Mr. Rothberg began service to the company.

13.   We note your response numbered 14. Please expand to clarify the nature of the private investing in which Mr. Rothberg has been engaged. For example, does he invest his own funds or does he invest for the accounts of others? Also clarify the nature of the real estate investments mentioned in your disclosure. For example, does Mr. Rothberg purchase real estate and then resell that property? Does he invest in securities related to real estate?

14.   We note your response numbered 15; however, given the role of Mr. Kramer, it remains unclear why you should not provide disclosure required by Regulation S-K Item 401 as if he were a significant employee. See Regulation S-K Item 401(c) and Rule 12b-20.

Item 6. Executive Compensation, page 10

15.   It appears from your responses numbered 13 and 16 that Mr. Kramer served as your sole officer and director during your last completed fiscal year, which, according to your financial statements, appears to have ended on October 31, 2008. Therefore, please tell us, with a view toward disclosure, why your current disclosure appears to be limited solely to compensation received by Mr. Rothberg. Refer to Regulation S-K Item 402(m)(2)(i).

Item 7. Certain Relationships and Related Transactions . . ., page 11

16.   We note your response numbered 17. Please expand to disclose separately the amount of consideration paid by each of Hope Capital and Mr. Rothberg for the shares they acquired on November 10, 2008. In addition, please provide the information required by Item 404 of Regulation S-K with respect to the "contribution" from your main shareholder mentioned on page F-8.

Signatures, page 15

17.   We note your response numbered 21. However, the text on this page continues to be inconsistent with the signatures requirements of Form 10. Please revise.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551- 3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Stephen J. Czarnik, Esq.